UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

OMB:3235-0116
Exp:30Sept07

CONTINENTAL ENERGY CORPORATION
(Translation of registrant's name into English)

14001 Dallas Parkway, Suite 1200, Dallas, Texas 75240
(Address of registrant’s principal executive offices)

For the month of: NOVEMBER 2007	Commission File No.: 0-17863

Under cover of this page and forming a part of this Form-6K filing please find attached the following documents:

1.

“Quarterly Report – For Fiscal Quarter Ended September 30, 2007: First Quarter – 1 of Fiscal Year 2008”, dated November 2, 2007. Includes un-audited quarterly interim financial statements for the first quarter ending September 30, 2007 of the Company’s 2008 fiscal year. Also includes management discussion and analysis of registrant’s affairs, material events disclosure. The report is presented in the Form-51/901F quarterly and annual report format required by the Canadian British Columbia Securities Commission in the registrant’s home jurisdiction

2.	“Press Release”, dated November 6, 2007, “Continental Energy Updates Bengara-II Drilling Progress”

3.	“Press Release”, dated November 13, 2007, “Continental Energy Forms Joint Venture Biofuels Company

4.	“Press Release”, dated November 19, 2007, “Continental Energy Reports Q1 FY2008 Results”

All of the above listed documents have also been filed separately by the registrant electronically on SEDAR, the "System for Electronic Archiving and Retrieval", in compliance with Canadian British Columbia Securities Commission regulations in the registrant’s home jurisdiction. The listed documents are available for public review and download in Adobe Acrobat® PDF file format from SEDAR’s internet website, www.sedar.com.

i - Indicate by check mark whether the registrant files annual reports under cover of FORM 20-F X or Form 40-F . ii - Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by: Regulation S-T Rule 101(b)(1) ___ or Regulation S-T Rule 101(b)(7) ___ .
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Iii – Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934; Yes or No X .
If “Yes” is marked, the file number assigned to the registrant in connection with Rule 12g3-2(b) is .

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CONTINENTAL ENERGY CORPORATION	Date: 26 November 2007
(Registrant)

By:                  "James D. Eger"
        James D. Eger, Director & Secretary

CONTINENTAL ENERGY CORPORATION

(An Exploration Stage Company)

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

30 September 2007 Expressed in U.S. dollars

(Unaudited - Prepared by Management)

These financial statements have not been reviewed by the Company’s auditor.

Continental Energy Corporation	Statement 1
(An Exploration Stage Company)
Interim Consolidated Balance Sheets
Unaudited - Prepared by Management

	30 September	30 June
ASSETS	2007	2007
Current
Cash	$4,437,157	$1,514,279
Accounts receivable	19,336	43,088
Prepaid expenses and deposits	73,076	117,894
	4,529,569	1,675,261
Investment in Bengara (Note 4a)	1	1
Resource Property Costs (Note 4)	1	1
Equipment (Note 5)	105,268	88,685
	$4,634,839	$1,763,948

LIABILITIES
Current
Accounts payable and accrued liabilities	$199,992	$110,449

SHAREHOLDERS’ EQUITY
Share Capital - Statement 2 (Note 6)	11,653,646	11,731,566
Common Share Subscriptions - Statement 2 (Note 6)	-	7,500
Contributed Surplus - Statement 2	6,767,229	3,221,931
Deficit - Statement 2	(13,986,028)	(13,307,498)
	4,434,847	1,653,499
	$4,634,839	$1,763,948

ON BEHALF OF THE BOARD:

"Richard L. McAdoo", Director

"James D. Eger", Director

- See Accompanying Notes -

Continental Energy Corporation	Statement 2
(An Exploration Stage Company)
Interim Consolidated Statements of Shareholders’ Equity
Unaudited - Prepared by Management

	Common Shares		Common Share	Contributed
	Shares	Amount	Subscriptions	Surplus	Deficit	Total

Balance - 30 June 2006	57,107,936	$10,063,516	$-	$2,998,183	$(10,704,498)	$2,357,201
Issuance of shares for:
Shares issued for services	111,111	80,000	-	-	-	80,000
Exercise of warrants	2,823,334	610,528	-	(128,695)	-	481,833
Exercise of options	3,330,000	1,000,522	7,500	(433,522)	-	574,500
Share issuance costs	-	(23,000)	-	-	-	(23,000)
Financing fees - warrants	-	-	-	112,723	-	112,723
Stock-based compensation	-	-	-	673,242	-	673,242
Loss for the year - Statement 3	-	-	-	-	(2,603,000)	(2,603,000)

Balance - 30 June 2007	63,372,381	11,731,566	7,500	3,221,931	(13,307,498)	1,653,499
Issuance of shares for:
Private placements	5,015,000	(85,420)	-	3,345,170	-	3,259,750
Placement fee	250,000	-	-	-	-	-
Exercise of options	-	7,500	(7,500)	-	-	-
Stock-based compensation	-	-	-	200,128	-	200,128
Loss for the period - Statement 3	-	-	-	-	(678,530)	(678,530)
Balance - 30 September 2007	68,637,381	$11,653,646	$-	$6,767,229	$(13,986,028)	$4,434,847

- See Accompanying Notes -

Continental Energy Corporation	Statement 3
(An Exploration Stage Company)
Interim Consolidated Statements of Operations
Unaudited - Prepared by Management

	For the Three	For the Three
	Months Ended	Months Ended
	30 September	30 September
	2007	2006

Expenses
Amortization	$8,679	$8,382
Consulting	-	23,754
Filing fees	5,066	2,115
Financing fees - warrants (Note 6d & e)	-	112,723
Foreign exchange loss	1,075	3,943
Interest and bank charges (recovery)	739	1,227
Investor relations	61,385	10,928
Management fees (Note 7a)	242,335	91,571
Office expenses	87,578	88,700
Professional fees	22,699	61,257
Rent, office maintenance and utilities	10,492	64,210
Shareholder communication and transfer agent	843	990
Stock-based compensation (Note 6c & e)	200,128	118,958
Telephone	7,221	9,497
Travel and accommodation	39,597	118,941

Loss Before the Undernoted	(687,837)	(717,196)

Other Income (Expenses)
Gain on settlement of debt	-	91,163
Gain on disposal of Bengara (Note 4a)	-	60,324
Interest income	28,267	25,626
(Write-down) recovery of resource property costs (Note 4)	(18,960)	4,703

Income (Loss) for the Period	$(678,530)	$(535,380)

Income (Loss) per Share - Basic	$(0.01)	$(0.01)
Income (Loss) per Share - Diluted	$(0.01)	$(0.01)

Weighted Average Number of Shares Outstanding - Basic	65,209,718	57,107,936

Weighted Average Number of Shares Outstanding - Diluted	65,857,218	66,458,862

- See Accompanying Notes -

Continental Energy Corporation	Statement 4
(An Exploration Stage Company)
Interim Consolidated Statements of Cash Flows
Unaudited - Prepared by Management

	For the Three	For the Three
	Months Ended	Months Ended
	30 September	30 September
	2007	2006

Cash Resources Provided By (Used In)

Operating Activities
Income (loss) for the period	$(678,530)	$(535,380)
Items not affecting cash
Amortization	8,679	8,382
Financing fees - warrants (Note 6d & e)	-	112,723
Gain on settlement of debt	-	(91,163)
Gain on sale of Bengara (Note 4a)	-	(60,324)
Stock-based compensation (Note 6c & e)	200,128	118,958
Write-down (recovery) of resource property costs (Note 4)	18,960	(4,703)
Changes in current assets and liabilities
Accounts receivable	23,752	275
Prepaid expenses and deposits	44,818	(50,373)
Accounts payable and accrued liabilities	89,543	(17,808)

	(292,650)	(519,413)
Investing Activities
Disposition of Bengara	-	75,520
Resource property costs	(18,960)	(141,798)
Resource property costs reimbursed by joint venturers	-	146,500
Proceeds from sale of Bengara shares, net	-	21,000
Purchase of equipment, net of recovery	(25,262)	(4,834)
	(44,222)	96,388
Financing Activities
Share capital issued for cash, net	3,259,750	-
	3,259,750	-

Change in Cash	2,922,878	(423,025)
Cash position - Beginning	1,514,279	2,395,727

Cash Position - Ending	$4,437,157	$1,972,702

- See Accompanying Notes -

Continental Energy Corporation
(An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
30 September 2007
Unaudited - Prepared by Management

1.	Nature of Operations

Continental Energy Corporation (“Continental” or the “Company”) is an oil and gas exploration company engaged in the acquisition of a portfolio of oil and gas exploration properties with high potential resource prospects. Continental is focusing its efforts in Indonesia where large tracts of acreage can be accumulated, there is a history of oil exploration success, and geological conditions are favorable for hydrocarbon accumulation. Continental is an exploration stage company and none of its oil and gas properties currently generate revenue.

On 30 August 2007, the Company incorporated in Delaware, Continental Biofuels Corporation, a wholly owned subsidiary to pursue palm oil to biodiesel projects in Indonesia. On 4 September 2007, $100,000 was transferred to Continental Biofuels Corporation to subscribe the Company's purchase of 1,000 shares representing 100% of the fully paid, issued and outstanding share capital of Continental Biofuels Corporation.

2.	Significant Accounting Policies

	a)	Basis of Presentation

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP) and follow the same accounting policies and methods of their application as the most recent annual financial statements, except as noted below. These interim financial statements should be read in conjunction with the audited financial statements of the Company as at 30 June 2007. All amounts in these financial statements are expressed in United States dollars (“U.S. dollar”).

	b)	Change in Accounting Policy

		i)	Valuation of warrants

Effective 1 July 2007, the Company has adopted the following accounting policy with respect to the valuation of warrants issued as part of a private placement unit. The proceeds from the issue of units is allocated between common shares and common share purchase warrants on a pro-rata basis based on relative fair values as follows:

The fair value of common shares is based on the market close on the date the units are issued; and

The fair value of the common share purchase warrants is determined using the Black-Scholes pricing model.

		ii)	Share Capital

Share capital issued for non-monetary consideration is recorded at an amount based on fair market value. The proceeds from the issue of units is allocated between common shares and common share purchase warrants on a pro-rata basis based on relative fair values as follows:

The fair value of common shares is based on the market close on the date the units are issued; and

The fair value of the common share purchase warrants is determined using the Black-Scholes pricing model.

Continental Energy Corporation
(An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
30 September 2007
Unaudited - Prepared by Management

2.	Significant Accounting Policies – Continued

	c)	Consolidation

These consolidated financial statements include the accounts of the Company and its two subsidiaries and one joint venture company as follows:

TXX Energy Corporation (“TXX”) – 100% owned, incorporated in the state of Texas on 16 January 2006, for the purpose of pursuing oil and gas exploration and production opportunities in the USA.

Continental Biofuels Corporation (“CBC”) – 100% owned, incorporated in the state of Delaware on 30 August 2007 for the purpose of pursuing palm oil to biodiesel projects in Indonesia.

CG Xploration Inc. (“CGX”) – 50% owned joint venture incorporated in the state of Delaware on 18 November 2005. The Company owns 50% of CGX and the Company’s partner in Indonesia, GeoPetro Resources Company (“GeoPetro”) of San Francisco owns 50%. CGX was formed for the purposes of conducting new venture exploration activities on behalf of a 50/50 Company and GeoPetro joint venture area of mutual interest surrounding the Bengara- II Production Sharing Contract (“PSC”) in Indonesia (Note 4a). CGX has been accounted for on the proportionate consolidation method whereby the Company’s proportionate share of assets, liabilities, revenues, costs and expenditures relating to CGX have been recorded in these financial statements.

These consolidated financial statements also include the accounts of one former subsidiary as follows:

Continental-GeoPetro (Bengara-II) Ltd. (“Bengara”), incorporated in the British Virgin Islands (Note 4a) – 60% owned until 29 September 2006 at which time 70% of the Company’s interest was sold. The Company’s remaining 18% is now accounted for on the cost basis.

All intercompany transactions are eliminated upon consolidation.

3.	Fair Value of Financial Instruments

The Company's financial instruments consist of cash, accounts receivable and accounts payable. The carrying value of these financial instruments approximates their fair value due to their short-term maturity or capacity of prompt liquidation. Except as noted below, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from the financial instruments.

The Company is exposed to currency risk in that some of its subsidiary operations are transacted in Indonesian Rupiah. The U.S. dollar value of the assets and liabilities of the subsidiary denominated in Rupiah will fluctuate due to changes in foreign exchange. The Company does not use any hedging instruments to reduce its foreign currency exposure.

Continental Energy Corporation
(An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
30 September 2007
Unaudited - Prepared by Management

4.	Resource Property Costs

Details of oil and gas properties are as follows:

	30 June	Exploration &	Costs	Recovery	30 September
	2007	Development	Reimbursed by	(Impairment/	2007
	Balance	(Recovery)	Joint Venturers	Abandonment)	Balance
Bengara	$1	$18,960	$-	$(18,960)	$1

	30 June	Exploration &	Costs	Recovery	30 June
	2006	Development	Reimbursed by	(Impairment/	2007
	Balance	(Recovery)	Joint Venturers	Abandonment)	Balance
Bengara	$1	$259,886	$(146,500)	$(113,386)	$1

a)	Bengara

By a share purchase and transfer agreement with an effective date of 1 August 1998 and subsequent amendments between 30 September 1998 and 19 January 2000, the Company purchased 100% of the issued and outstanding shares of Bengara, a British Virgin Island company with oil and gas exploration activities in Indonesia. The Company accounted for the acquisition of Bengara using the purchase method of accounting for a business combination. On 1 January 2000 the Company farmed out 40% of its 100% interest in Bengara and its respective underlying properties to GeoPetro Resources Company.

On 29 September 2006, the Company sold 70% of its 60% interest in Bengara and its Bengara-II PSC to CNPC (Hong Kong) Limited (“CNPC-HK”), an unrelated buyer, for $21,000 cash. The Company retained an 18% shareholding of Bengara. Included in the Company’s statement of operations are the results of operations of Bengara from the date of acquisition to 29 September 2006.

The Company recognized its portion of the proceeds on the sale of 70% of its 60% interest, being $21,000, as income. The net effect of this transaction was a gain of $23,906, net of taxes, based on the net book values recorded in Bengara as at 29 September 2006.

Assets	$9,522
Liabilities	(12,428)
Negative net book value of Bengara	(2,906)
Proceeds on disposition	21,000
Gain on disposition of Bengara	$23,906

Effective 29 September 2006, all consultant and rental contracts were terminated by Bengara due to the sale of its majority interest to CNPC-HK. Bengara paid 3 months severance on these contracts totalling approximately $133,000 of which the Company has paid its 60% share, being $79,800.

Continental Energy Corporation
(An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
30 September 2007
Unaudited - Prepared by Management

5.	Equipment

Details are as follows:

			30 September
			2007
		Accumulated	Net
	Costs	Amortization	Book Value
Automobiles	$35,040	$4,973	$30,067
Computer equipment and software	131,822	75,655	56,167
Field survey equipment	22,526	3,492	19,034
	$189,388	$84,120	$105,268

			30 June
			2007
		Accumulated	Net
	Costs	Amortization	Book Value
Automobiles	$17,561	$1,427	$16,134
Computer equipment and software	123,293	70,240	53,053
Field survey equipment	23,270	3,772	19,498
	$164,124	$75,439	$88,685

6.	Share Capital

	a)	Authorized Share Capital

The Company’s authorized share capital consists of 600,000,000 shares divided into 500,000,000 common shares without par value and 100,000,000 preferred shares without par value. As at 30 June 2007, there are no preferred shares issued or outstanding.

	b)	Private Placements

On 23 August 2007, the Company closed an institutional private placement through the issuance of 5,000,000 common shares at $0.65 per share for net cash proceeds of $3,250,000. The placement included 10,000,000 share purchase warrants with each warrant having an exercise price of $0.90 per common share for a three year term expiring on 29 August 2010. The Company paid a one-time 5% arrangement fee to the institution in the form of 250,000 common shares in lieu of cash. The Company entered into an agreement granting the institution piggyback registration rights in the event of the Company initiated registration of any restricted securities on demand registration rights at any time after the second anniversary of the placement.

On 23 July 2007, a private placement was completed for 15,000 Units for total proceeds of $9,750. Each Unit consists of 15,000 common shares and 15,000 share purchase warrants with each warrant having an exercise price of $1.00 per common share for a two year term expiring on 23 July 2009.

On 1 May 2007, the Company executed an investor relations agreement and issued 111,111 common shares valued at $80,000 and additional cash proceeds of $20,000. $40,000 remains in prepaid expenses and deposits and will be amortized over the remaining term of the investor relations agreement. During the current period, $40,000 was expensed to investor relations.

Continental Energy Corporation
(An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
30 September 2007
Unaudited - Prepared by Management

6.	Share Capital – Continued

	c)	Stock Options

The Company has established a share purchase option plan whereby the board of directors may, from time to time, grant options to directors, officers, employees or consultants. Options granted must be exercised within a period as determined by the Company's board of directors. Options vest on the grant date unless otherwise determined by the Company's board of directors. The aggregate number of common shares which may be reserved as outstanding Stock Options shall not exceed 20% of the total number of the Company's issued and outstanding common shares at any time, and the maximum number of options held by any one individual at any one time shall not exceed 5% of the total number of the Company's issued and outstanding common shares.

New Stock Option Grants

On 17 September 2007, the Company issued 500,000 stock options to a director exercisable at $0.65 per share on or before June 30, 2010. The Company calculated the fair value of these options to be $200,128 on the grant date which was charged to operations.

Prior Year’s Stock Option Grants

On 14 June 2007, a total of 1,400,000 stock options were granted to a director, an employee, and four consultants having an exercise price of $0.65 per share and expiring on 30 June 2009. The Company calculated the fair value of these options to be $554,284 on the grant date which was charged to operations.

On 14 September 2006, a total of 800,000 stock options were granted, of which 500,000 were granted to a consultant having an exercise price of $0.40 per share and expiring on 30 September 2009 and 300,000 were granted to a consultant having an exercise price of $0.40 per share and expiring on 30 September 2007. The Company calculated the fair value of these options to be $100,321 on the grant date which was charged to operations.

Prior Year Stock Option Amendments

During the 2007 fiscal year, a total of 600,000 stock options were amended, whereby the term was extended from 30 July 2006 until 30 June 2007. The Company calculated the incremental increase in the fair value of these amended options to be $18,637, which was charged to operations.

Total outstanding and exercisable

Details of outstanding share purchase options are as follows:

		Weighted
	Number of	Average
	Options	Exercise Price

Options outstanding, 30 June 2006	8,302,426	$0.15
Options granted	2,200,000	0.56
Options exercised	(3,330,000)	0.17
Options cancelled	(2,522,426)	0.17

Options outstanding, 30 June 2007	4,650,000	0.33
Options granted	500,000	0.65
Options exercised	-	-
Options expired	-	-

Options outstanding, 30 September 2007	5,150,000	$0.36

Continental Energy Corporation
(An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
30 September 2007
Unaudited - Prepared by Management

6.	Share Capital – Continued

	c)	Stock Options – Continued

As at 30 September 2007, the following share purchase options were outstanding:

	Number of	Price per
Options	shares	Share	Expiry date
	750,000	$0.15	29 June 2008
	2,000,000	$0.15	30 April 2009
	500,000	$0.40	30 June 2009
	1,400,000	$0.65	30 June 2009
	500,000	$0.65	30 June 2010
Total outstanding and exercisable	5,150,000

d)	Warrants

Prior Year Warrant Amendments

During the 2007 fiscal year, a total of 2,000,000 share purchase warrants were amended from the original exercise price of $0.50 per share to a new price of $0.40 per share and the expiry date amended from 29 April 2007 to 30 June 2008. The Company estimated the incremental increase in the fair value of these amended warrants to be $112,723 which was charged to operations.

Total outstanding and exercisable

Details of outstanding share purchase warrants are as follows:

		Weighted
	Number of	Average
	Warrants	Exercise Price

Warrants outstanding, 30 June 2006	7,368,334	$0.28
Warrants issued	-	-
Warrants exercised	2,823,334	0.17
Warrants cancelled	820,000	0.40

Warrants outstanding, 30 June 2007	3,725,000	0.28
Warrants issued	10,015,000	0.90
Warrants exercised	-	-
Warrants expired	-	-

Warrants outstanding, 30 September 2007	13,740,000	$0.73

Details of outstanding share purchase warrants as at 30 September 2007 are as follows:

	Number of	Price per
Warrants	Shares	Share	Expiry Date

	2,000,000	$0.40	30 June 2008
	1,725,000	$0.15	30 June 2008
	15,000	$1.00	23 July 2009
	10,000,000	$0.90	29 August 2010

	13,740,000

Continental Energy Corporation
(An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
30 September 2007
Unaudited - Prepared by Management

6.	Share Capital – Continued

	e)	Black-Scholes Option-Pricing Model Assumptions

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

	30 September	30 June
	2007	2007
Expected dividend yield	0.00%	0.00%
Expected stock price volatility	91%	91% - 99%
Risk-free interest rate	4.28%	4.02% - 4.73%
Expected life of options (years)	2.79	0.79 – 2.79

The fair value of each warrant amendment is estimated on the grant date and date of amendment using the Black-Scholes option-pricing model with the following assumptions:

	30 September	30 June
	2007	2007
Expected dividend yield	0.00%	0.00%
Expected stock price volatility	85 – 89%	96%
Risk-free interest rate	4.28% - 4.66%	4.02%
Expected life of warrants (years)	2.00 - 3.00	1.79

Option pricing models require the input of highly subjective assumptions including the estimate of the share price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options.

7.	Related Party Transactions

All related party transactions have been disclosed elsewhere in these consolidated financial statements, except as follows:

a)

During the period, management fees in the amount of $150,000 (2006 - $67,500) were paid or accrued to directors of the Company. Of that amount, $Nil (2006 - $28,125) has been recorded in resource property costs. In addition, the Company paid bonuses totalling $60,000 (2006 - $Nil) to two directors during the year. In addition, the Company provided accommodations for a director of the Company in Indonesia at a cost of $2,475 (2006 - $9,000). This amount is included in rent expense.

b)

During the 2006 fiscal year, management wrote down a receivable of $138,178 determined to be uncollectible which was owing from a company controlled by the estate for a deceased director (the “defendant”). During the period, a statement has been filed on behalf of the defendant and the Company is in the process of filing documentation in relation to the claim. Management intends to pursue full collection of the receivable until payment or settlement is reached.

	c)	As at 30 September 2007, $1,570 (2006 - $9,583) is receivable from a director of the Company and netted against accounts payable and $55,549 (2006 - $7,864) is payable to two directors of the Company.

The above transactions, occurring in the normal course of operations, are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Continental Energy Corporation
(An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
30 September 2007
Unaudited - Prepared by Management

8.	Income Taxes

	a)	A reconciliation of income taxes at statutory rates with the reported taxes is as follows:

	30 June	30 June
	2007	2006

Income (loss) before income taxes	$(2,603,000)	$1,923,117
Canadian federal and provincial income tax rates	34.12%	34.12%

Expected income tax (recovery)	(888,144)	656,168
Items not deductible for income tax purposes	1,502,851	(503,377)
(Unrecognized) recognized benefit of non-capital losses	(614,707)	(152,791)

Total income taxes (recovery)	$-	$-

Represented by:
Current income tax	$-	$-
Future income tax recovery	$-	$-

b)	The significant components of the Company's future income tax assets and liabilities are as follows:

	30 June	30 June
	2007	2006

Future income tax assets (liabilities)
Non-capital loss carry forwards	$1,128,909	$855,898
Capital loss carry forwards	272,971	53,176
Share issue costs	14,126	19,619
Undepreciated capital cost in excess of accounting net book value	240,711	216,950
Mineral properties	624,070	590,195
	2,280,787	1,735,838

Valuation allowance	(2,280,787)	(1,735,838)

Net future income tax assets	$-	$-

The Company has non-capital losses for Canadian tax purposes of approximately $3,504,845CDN available to offset against taxable income in future years, which, if unutilized, will expire through to 2027. The Company has capital losses for Canadian tax purposes of approximately $1,694,951CDN available to offset capital gains in the future. Subject to certain restrictions, the Company also has resource exploration expenditures of approximately $1,937,507CDN available to reduce taxable income of future years. Future tax benefits which may arise as a result of these losses, resource deductions and other tax assets have not been recognized in these financial statements, and have been offset by a valuation allowance.

Continental Energy Corporation
(An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
30 September 2007
Unaudited - Prepared by Management

9.	Segmented Information

	North Ameri	Indonesia	Consolidated
30 September 2007
Segmented revenue	$-	$-	$-
Segmented income (loss)	$(626,431)	$(52,099)	$(678,530)
Identifiable assets	$4,364,275	$270,564	$4,634,839
30 June 2007
Segmented revenue	$-	$-	$-
Segmented income (loss)	$(2,175,576)	$(427,424)	$(2,603,000)
Identifiable assets	$1,613,914	$150,034	$1,763,948

10.	Subsequent Event

On October 17, 2007 the Company entered a cofounder shareholders agreement pertaining to a new, partially-owned, special purpose, joint venture subsidiary incorporated in Delaware named Continental Biofuels Corporation (“CBC”). The Company subscribed and purchased 1,000 shares of the 2,500 issued and fully paid share capital of CBC representing a 40% stake, and largest single shareholding, in CBC. The remaining 60% stake in CBC is held by a cofounder group of five private investors led by Casimir Capital Group LLC of New York which includes two Directors of the Company, each of whom purchased a 10% stake. The Company’s CFO, Mr. James D. Eger has been appointed as the first President and CEO of CBC. During the short term the Company expects this management control to be relinquished and the Company’s shareholding stake in CBC to be diluted when new investors join CBC in anticipated private or public fundings.

11.	Comparative Figures

Certain of the comparative figures have been reclassified to conform with the current year’s presentation.

MANAGEMENT’S DISCUSSION & ANALYSIS
FORM 51-102F1
CONTINENTAL ENERGY CORPORATION
For the First Quarter Ended September 30, 2007

NATURE OF BUSINESS

Continental Energy Corporation (“Continental” or the “Company”) is an oil and gas exploration company engaged in the assembly of a portfolio of oil and gas exploration properties with high potential resource prospects. Continental is focusing its efforts in Indonesia where large tracts of acreage can be accumulated, there is a long and positive history of oil exploration success, and geological conditions are favorable for hydrocarbon accumulation. Continental has acquired rights to an Indonesian production sharing contract area covering 2,427 square kilometers (600,000 acres), the Bengara-II Block. Continental is an exploration stage company and none of its oil and gas properties currently generate revenue.

Our accompanying consolidated financial statements have been prepared using accounting principles generally accepted in Canada. Our fiscal year end is June 30th. All reported amounts are in United States dollars unless otherwise noted.

The date of this report is as of October 22, 2007.

FORWARD-LOOKING INFORMATION

This management discussion and analysis (“MD&A”) contains certain forward-looking statements and information relating to Continental that are based on the beliefs of its management as well as assumptions made by and information currently available to Continental. When used in this document, the words “anticipate”, “believe”, “estimate”, “expect” and similar expressions, as they relate to Continental or its management, are intended to identify forward-looking statements. This MD&A contains forward-looking statements relating to, among other things, regulatory compliance, the sufficiency of current working capital, and the estimated cost and availability of funding for the continued exploration and development of the Company’s oil and gas properties. Such statements reflect the current views of Continental with respect to future events and are subject to certain risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. Aside from factors identified in the annual MD&A, additional important factors, if any, are identified here.

HIGHLIGHTS OF THE PAST QUARTER

The “Past Quarter” ended September 30, 2007 marks the end of the first quarter and first three months of the Company’s annual fiscal year ending June 30, 2008. Significant events having material effect on the business affairs of the Company which have occurred during the Past Quarter are summarized below:

Seberaba-4 Appraisal Well Spudded in Bengara-II Block
On August 27, 2007 the Company announced that its 18% owned Indonesian subsidiary Continental-GeoPetro (Bengara-II) Ltd. ("CGB2") has spudded the Seberaba-4 appraisal well. The Seberaba-4 is the first of 3 planned appraisal wells to further evaluate the Seberaba structure in the Bengara-II Block, onshore East Kalimantan, Indonesia. Drilling of the Seberaba-4 to a planned total depth of 2,800 meters (9,186 feet) is expected to take up to 48 days at a cost of over $5,300,000. The Seberaba-4 will test an updip structural culmination of the large Seberaba structure at a position on the same structure approximately 2.5 kilometers southeast of the Seberaba-1 exploration well location.

Institutional Private Placement with Macquarie Bank
On August 29, 2007 the Company closed a private equity placement with Macquarie Bank Limited. The placement was arranged by the London office of Macquarie’s Energy Capital Group with Macquarie Bank Limited (“Macquarie”) subscribing the equity for its own account.

Continental issued 5,000,000 common shares at a price of $0.65 per share for net proceeds of $3,250,000. The placement included a total of 10,000,000 attached warrants with each having an exercise price of $0.90 per common share for a term of three years. When exercised, the warrants will provide additional net proceeds of $9,000,000.

In addition to the equity placement, Continental also executed a mandate letter with Macquarie which outlines indicative terms and conditions under which Macquarie, on an exclusive basis and subject to technical and commercial due diligence, will arrange additional finance of up to $100,000,000 for the company in the form of senior secured credit, hedging, and equity facilities. The proceeds from such additional funding shall be used to support both further development of the company’s Bengara-II Block oil and gas interests and to purchase or acquire and develop additional international oil and gas interests.

The placement is the first equity investment in Continental by an institutional investor. At the close of the placement the 5,000,000 shares owned by Macquarie represent a position of 7.65% of Continental’s issued and outstanding share capital. Exercise by Macquarie of its warrants would increase its ownership to 19.4% on a partially diluted basis.

The securities issued in the placement are subject to applicable hold periods and trading restrictions under regulationS of the US Securities Act of 1933 and may only be offered, sold or otherwise transferred outside the US or inside the US in accordance with applicable exemptions from registration. Continental entered an agreement granting to Macquarie piggyback registration rights in the event of a Continental initiated registration of any restricted securities and demand registration rights at any time after the second anniversary of the placement .

The company paid a one-time, 5% arrangement fee to Macquarie’s Energy Capital Group in the form of 250,000 common shares in lieu of cash. No additional brokerage or finder’s fees were incurred or paid.

The shares and warrants were acquired by Macquarie for investment purposes and, depending on market and other conditions, Macquarie may increase or decrease its ownership of, or control or direction over, securities of Continental.

Biofuels Subsidiary Formed
On August 30, 2007 the Company formed a new wholly owned subsidiary company in Delaware named Continental Biofuels Corporation for the purposes of developing a business opportunity involving palm oil to biodiesel conversion in Indonesia.

New Director
On September 16, 2007 the Company appointed Mr. Phillip B. Garrison as a Director to fill a vacancy on the board. Mr. Garrison is a resident of Dubai, United Arab Emirates. He is a graduate of the University of Oklahoma and holds an MBA from Southern Methodist University. He is a CPA registered in Texas. He is a past President of the American Business Council in Dubai and is a trustee of the American School of Dubai.

After graduation from OU, Mr. Garrison began his career in 1975 in the Oklahoma City office of the public accounting firm of Arthur Young and Company (now Ernst & Young) before eventually becoming the Director of Tax in its Hong Kong office.

In 1987 he joined Caltex (a Chevron-Texaco joint venture company) in its Irving, Texas office before being posted to Caltex’s Dubai office in 1994. After serving in various regional positions he was appointed Managing Director - Gulf Region responsible for all aspects of Caltex downstream and marketing activities in the Middle East.

In 2001 he founded Downstream Developments Inc. in Dubai and consults on and develops ventures for transportation and logistics, oil and gas infrastructure projects, and petroleum product marketing. Recently he has worked with the Falcon Group of Dubai, a FEDEX subcontractor in the Middle East and North Africa, as its Managing Director - Ground, where he ran operations for land express cargo and logistics services. He is presently working with Specialist Group Dubai as its executive officer in charge of operations for its British Military contracts providing logistics, bulk fuels transportation, and waste management services in Iraq and other parts of the Middle East region.

Seberaba-3 Appraisal Well Spudded in Bengara-II Block
On September 24, 2007 the Company announced that its 18% owned Indonesian subsidiary Continental-GeoPetro (Bengara-II) Ltd. ("CGB2") has spudded the Seberaba-3 appraisal well. The Seberaba-3 is the second of 3 planned appraisal wells to further evaluate the Seberaba structure in the Bengara-II Block, onshore East Kalimantan, Indonesia. Drilling of the Seberaba-3 to a planned total depth of 2,800 meters (9,186 feet) is expected to take up to 49 days at a cost of over $5,400,000.

The Seberaba-3 will test an updip structural culmination of the large Seberaba structure at a position on the same structure approximately 2.3 kilometers northwest of the Seberaba-1 exploration well location, and approximately 5.0 kilometers northwest of the Seberaba-4 appraisal well location.

The Seberaba-3 appraisal well is being drilled with the same drilling rig used to drill the Seberaba-1 wildcat exploration well. Drilling on Seberaba-1 was terminated short of the planned 4,000m total depth after having reached a total depth of 2,946m. A 7” liner was set at 2,917m in the third sidetrack after the original hole and first two sidetrack holes were lost due to encountering a zone of overpressure below 2,930m. A smaller workover rig has been moved onto the Seberaba-1 to conduct a series of drill stem tests.

Share Purchase Warrants Activity
During the Past Quarter the following activity involving the Company’s share purchase warrants occurred:

Exercises - No outstanding share purchase warrants were exercised.

New Issues - A total of 15,000 share purchase warrants having an exercise price of $1.00 each expiring on July 23, 2009 were issued in conjunction with a private placement. A total of 10,000,000 share purchase warrants having an exercise price of $0.90 each and having a three year term expiring on August 29, 2010 were issued in conjunction with a private placement.

Expiry - No share purchase warrants expired.

Amendments - No amendments were made to the terms of any outstanding share purchase warrants.

Incentive Stock Options Activity
During the Past Quarter the following activity involving the Company’s incentive stock options occurred: Exercises - No outstanding incentive stock options were exercised.

New Grants - A total of 500,000 new incentive stock options were granted to a director having an exercise price of $0.65 per share and expiring on June 30, 2010.

Expiry - No outstanding incentive stock options expired.

Amendments - No amendments were made to the terms of any outstanding incentive stock options.

Shares Issues
During the Past Quarter a total of 5,265,000 new shares were issued pursuant to a private placements for net proceeds to the Company of $3,259,750.

SUBSEQUENT EVENTS

Significant events possibly having material effect on the business affairs of the Company which have occurred since the end of the Past Quarter ended September 30, 2007 but prior to publication of this report are summarized below:

Punga-1 Exploration Well Spudded in Bengara-II Block
On October 15, 2007 the Company announced that its 18% owned Indonesian subsidiary Continental-GeoPetro (Bengara-II) Ltd. ("CGB2") has spudded the Punga-1 exploration well. The Punga-1 is the fourth well to be drilled as part of the 2007 drilling program for the Bengara-II Block, onshore East Kalimantan, Indonesia. Drilling of the Punga-1 to a planned total depth of 2,800 meters (9,186 feet) is expected to take up to 60 days at a cost of over $6,000,000. The Punga-1 will test a large, seismically mapped structural culmination at a location approximately 16 miles southeast of the Seberaba-1 exploration well location, and approximately 12 miles southeast of the Seberaba-4 appraisal well location.

Biofuels Subsidiary Formed
On October 17, 2007 the Company entered a cofounder shareholders agreement pertaining to a new, partially-owned, special purpose, joint venture subsidiary incorporated in Delaware named Continental Biofuels Corporation (“CBC”). The Company subscribed and purchased 1,000 shares of the 2,500 issued and fully paid share capital of CBC representing a 40% stake, and largest single shareholding, in CBC. The remaining 60% stake in CBC is held by a cofounder group of five private investors led by Casimir Capital Group LLC of New York which includes two Directors of the Company, each of whom purchased a 10% stake. The Company’s CFO, Mr. James D. Eger has been appointed as the first President and CEO of CBC. During the short term the Company expects this management control to be relinquished and the Company’s shareholding stake in CBC to be diluted when new investors join CBC in anticipated private or public fundings.

The Company and its management have a long track record in oil and gas exploration in remote areas of Indonesia. This experience provides contacts, knowledge of local business practices, and long standing personal relationships with Indonesian and Malaysian palm oil plantation owners and local government plantation permit providers. As a result, the Company is in a unique position to act in the role of facilitator and strengthen CBC’s SE Asian operational capability and assist CBC to capitalize on palm oil plantation acquisition or development opportunities. At this time the Company does not intend to invest further working capital in CBC and expects its management role in CBC to be limited to a short term start up period. The Company views the investment in CBC as a broadening of its commercial asset base in keeping with its geographic focus on Asia, particularly Indonesia.

Share Purchase Warrants Activity
Subsequent to the end of the Past Quarter and up to the date of this report, the following activity involving the Company’s share purchase warrants occurred:

Exercises - No outstanding share purchase warrants were exercised.

New Issues - No new share purchase warrants were issued. Expiry - No share purchase warrants expired.

Amendments - No amendments were made to the terms of any outstanding share purchase warrants.

Incentive Stock Options Activity
Subsequent to the end of the Past Quarter and up to the date of this report, the following activity involving the Company’s incentive stock options occurred:

Exercises - No outstanding incentive stock options were exercised.

New Grants - No new incentive stock options were granted. Expiry - No outstanding incentive stock options expired.

Amendments - No amendments were made to the terms of any outstanding incentive stock options.

Shares Issues
Subsequent to the end of the Past Quarter and up to the date of this report no new shares have been issued.

Shareholding
As of the date of this report the Company had 68,637,381 common shares issued and outstanding.
As of the date of this report the Company had 5,150,000 unexercised stock options issued and outstanding.
As of the date of this report the Company had 13,740,000 unexercised warrants issued and outstanding.
As of the date of this report the Company had Nil preferred shares issued and outstanding.

RESULTS OF OPERATIONS

Financial Results for the First Quarter Ended September 30, 2007
The Past Quarter ended September 30, 2007 marks the end of the First Quarter and the first three months of the Company’s annual fiscal year ending June 30, 2008.

Summary of Quarterly Results
The following table sets out selected unaudited quarterly financial information of Continental and is derived from unaudited quarterly consolidated financial statements as filed on SEDAR.

			Basic Income (Loss)	Fully Diluted Income
		Loss from Continued	per Share from	per Share from
		Operations and Net	Continued Operations	Continued Operations
Period	Revenues	Income (loss)	and Net Income (loss)	and Net Income (loss)
1st Quarter 2008	Nil	(678,530)	(0.01)	(0.01)
4th Quarter 2007	Nil	(973,445)	(0.01)	(0.01)
3rd Quarter 2007	Nil	(466,714)	(0.01)	(0.01)
2nd Quarter 2007	Nil	(627,461)	(0.01)	(0.01)
1st Quarter 2007	Nil	(535,380)	(0.01)	(0.01)
4th Quarter 2006 *	Nil	(527,163)	(0.01)	(0.01)
3rd Quarter 2006	Nil	(344,393)	(0.01)	(0.01)
2nd Quarter 2006	Nil	(656,462)	(0.01)	(0.01)

* The 4th Quarter 2006 only consists of 2 months due to a change in fiscal year end from 31 July to 30 June.

  Current Working Capital Situation
  As at September 30, 2007, the Company's consolidated financial statements reflect a working capital position of $4,329,577. This represents an increase in the working capital of $2,764,765 compared to the June 30, 2007 working capital of $1,564,812. The increase was mainly due to the private equity placement with Macquarie for $3,350,000 offset by the Company’s general and administrative expenditures during the period. The cash balance at September 30, 2007 was $4,437,157 compared to $1,514,279 as at June 30, 2007, an increase of $2,922,878.

The Company used $292,650 for operating activities during the three months ended September 30, 2007 compared with $519,413 in the three months ended September 30, 2006.

The cash resources used for investing activities during the three months ended September 30, 2007 was $44,222 compared with a net recovery of $96,388 in the three months ended September 30, 2006. The Company’s property expenditures continue to be at a maintenance level until management decides to commence further exploration and development of its Indonesian properties. The prior year amount includes the proceeds from the sale of Bengara shares in the amount of $21,000.

The cash resources provided by financing activities during the three months ended September 30, 2007 was $3,259,750 compared with $nil in the three months ended September 30, 2006.

  Investments
  During the three months ended September 30, 2007, the Company invested $18,960 in its Indonesian oil & gas properties. The Company also invested $25,262 in equipment purchases mainly relating to computer and computer software.

  Finance
  During the three months ended a total of 5,265,000 new shares were issued pursuant to private placements for net proceeds to the Company of $3,259,750. During the three months ended June 30, 2007 there were no Stock Options or Warrants exercised.
  On September 30, 2007, the Company had options outstanding granted to directors, officers and consultants to purchase an aggregate of 5,150,000 shares at prices ranging from $0.15 to $0.65 and expiring at varying dates between June 29, 2008 and June 30, 2010.
  On September 30, 2007, the Company had warrants outstanding to purchase an aggregate of 13,740,000 shares at prices ranging from $0.15 to $1.00 and expiring at June 30, 2008.

  Operations
  Overall, the Company had a loss from operations during the three months ended September 30, 2007 of $678,530 compared to $535,380 in the three months ended September 30, 2006. The Company had a loss per share of $0.01 in 2007 compared to a loss per share of $0.01 in 2006.

  During the current period the Company generated $28,267 in interest income compared with $25,626 in the prior period.

  General and administrative expenses decreased by $29,359 from $717,196 to $687,837 for the three months ended September 30, 2006 and 2007 respectively. The significant changes to general and administrative expenses are as follows. The Company recorded stock-based compensation expense, relating to management and consulting contracts, of $200,128 for the three months ended September 30, 2007 compared to $118,941 in the three months ended September 30, 2006. During the prior period, the Company amended the terms of certain share purchase warrants outstanding. The Company recorded the fair value of the amended warrants as financing fees, being $112,723 for 2006. There were no warrants amended in the current period. Management fees increased by $150,764 from $91,571 to $242,335. The increase is due to the Company having to pay 100% of two management positions in the current period which were shared on a 60/40 basis with the Company’s joint venture partner in Bengara prior to the sale of 70% of the Company’s interest in Bengara. The Company also paid bonuses of $60,000 to two directors in recognition of valuable service to the Company. Rent decreased by $53,718 from $64,210 to $10,492. The decrease relates to lower costs in Jakarta. Travel decreased by $79,344 from $118,941 to $39,597. Investor relations increased by $50,457 from $10,928 to $61,385. The increase is due to two investor relation contracts, advertising contracts and conferences which Company’s management attended during the period. All other expense groups are consistent with the comparative period and some decreased slightly.

ADDITIONAL DISCLOSURE

Material Contracts & Commitments
During the Past Quarter, no new material contracts or commitments were undertaken and not elsewhere disclosed herein or in the unaudited quarterly consolidated financial statements as filed on SEDAR for the Past Quarter ended September 30, 2007 published herewith.

Related Party Transactions
During the Past Quarter, no new related party agreements, or modifications to existing agreements, of any kind were made by the Company which are not otherwise already disclosed herein or in the unaudited quarterly consolidated financial statements as filed on SEDAR for the Past Quarter ended September 30, 2007 published herewith.

Expenditures made by the Company to related parties during the Past Quarter and three months ended September 30, 2007 together with balances receivable and payable also as at September 30, 2007 are as follows:

  During the Past Quarter the Company authorized bonuses totaling $90,000 to two directors and an employee in recognition of valuable service to the Company. The bonuses were paid subsequent to the Past Quarter end and prior to the date of this report.

  During the period, management, director, or officer fees in the amount of $150,000 (2006 - $67,500) were paid or accrued to directors of the Company. Of that amount, $nil (2006 - $67,500) has been recorded in resource property costs. In addition, the Company provided accommodations for a director of the Company in Indonesia at a cost of $2,475 (2007 - $9,000). This amount is included in rent expense.

  As at September 30, 2007, $1,570 (2006 - $9,583) is receivable from a director of the Company and $55,549 (2006 - $7,864) is payable to two directors of the Company.

Investor Relations, Publicity and Promotion
During the Past Quarter, no new arrangements, or modifications to existing agreements, were made by the Company for investor relations services, publicity, promotion or advertising agreements which are not otherwise already disclosed herein.

Finder's Agreements, Financial Advice & Fund Raising
During the Past Quarter, no new arrangements, or modifications to existing agreements, were made by the Company relating to financial advice, fund raising or finder's agreements which are not otherwise already disclosed herein.

Significant Accounting Policies
The interim consolidated financial statements for the Past Quarter and first three months ended September 30, 2007 followed the same accounting policies and methods of application in the most recent annual financial statements except as follows:

Change in Accounting Policy

i)	Valuation of warrants

Effective 1 July 2007, the Company has adopted the following accounting policy with respect to the valuation of warrants issued as part of a private placement unit. The proceeds from the issue of units is allocated between common shares and common share purchase warrants on a pro-rata basis based on relative fair values as follows:

The fair value of common shares is based on the market close on the date the units are issued; and

The fair value of the common share purchase warrants is determined using the Black-Scholes pricing model.

ii)	Share Capital

Share capital issued for non-monetary consideration is recorded at an amount based on fair market value. The proceeds from the issue of units is allocated between common shares and common share purchase warrants on a pro-rata basis based on relative fair values as follows:

The fair value of common shares is based on the market close on the date the units are issued; and

The fair value of the common share purchase warrants is determined using the Black-Scholes pricing model.

Evaluation of Disclosure Controls
As required by Multilateral Instrument 52-109, management carried out an evaluation of the effectiveness of the design and operation of the Company’s disclosure controls and procedures as of June 30, 2007. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that the Company’s disclosure controls and procedures are effective in recording, processing, summarizing and reporting, on a timely basis, information required to be disclosed by the Company to satisfy its continuous disclosure obligations and are effective in ensuring that information required to be disclosed in the reports that the Company files is accumulated and communicated to management as appropriate to allow for timely decisions regarding required disclosure.

Internal Controls and Procedures
Internal controls and procedures are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with Canadian generally accepted accounting principles. As at the end of the period covered by this management’s discussion and analysis, management had designed and implemented internal controls and procedures as required by Canadian securities laws. Based on the

Chief Executive Officer and the Chief Financial Officer’s review of the design of internal controls over financial reporting, the Chairman and President have concluded that the design of internal controls is adequate for the nature of the Company’s business and size of its operations. As a small organization, and similar to other small organizations, the Company’s management is composed of a small number of key individuals, resulting in a situation where limitations on the segregation of duties as well as expertise in such areas as complex calculations and estimations do not exist, as such these risks are compensated by more effective supervision and monitoring by the Chief Executive Officer and the Chief Financial Officer as well as reliance on third party expertise where appropriate. It is important to note that in order to eliminate the potential risk associated with these issues the Company would be required to hire additional staff in order to provide greater segregation of duties and expertise in certain areas. Currently the Company has chosen to disclose the potential risk in its annual filings and proceed with increased staffing as the Company’s growth supports such overhead expansion.

Approval
The Board of Directors of Continental has approved the disclosure contained in this interim MD&A.

Additional Information
Additional information relating to Continental is available on SEDAR at www.sedar.com.

Claims, Contingencies & Litigation
Except for any contingencies elsewhere disclosed herein, or in the or in the interim financial statements for the Past Quarter published herewith, the Company knows of no material, active or pending claims or legal proceedings against them; nor is the Company involved as a plaintiff in any material proceeding or pending litigation that might materially adversely affect the Company or a property interest of the Company except as follows:

  On June 22, 2007 the Company registered a claim in the Vancouver Registry of the Supreme Court of British Columbia against Gail Margaret Schell, Executrix of the estate of Gary Robert Schell; Gail Margaret Schell; and Milner Downs Equestrian Centre Ltd. to recover an amount of approximately CDN$183,000, plus interest and legal costs, that the Company believes is owed to it by its deceased former Director and Officer Mr. Gary R. Schell. The suit is in progress as of the date of this report.

CONTINUOUS DISCLOSURE & FILINGS - CANADA

Additional disclosure is made on a continuous basis through periodic filings of Company financial information, significant events, including all press releases and material change reports and disclosure of new or changed circumstances regarding the Company. Unaudited quarterly financial statements are filed by the Company with the British Columbia Securities Commissions (“BCSC”) for each fiscal quarter. Shareholders and interested parties may obtain downloadable copies of mandatory filings made by the Company with Canadian securities regulators on the internet at the “SEDAR” website www.sedar.com which is the “System for Electronic Document Archiving and Retrieval”, employed by Canadian securities regulatory commissions to enable publicly traded companies to electronically file and archive documents and filings in compliance with applicable laws and securities trading regulations. The Company began filing on SEDAR in 1997. All Company filings made on SEDAR during the Past Quarter and up to the date of this filing are incorporated herein by this reference.

CONTINUOUS DISCLOSURE & FILINGS - USA

The Company is also a full reporting issuer and filer of US Securities and Exchange Commission (“US-SEC”) filings. US-SEC filings include Form 20F annual reports and audited financial statements. Interim unaudited quarterly financial reports in this format together with press releases and material contracts and changes are filed under Form-6K. The Company has filed electronically on the US-SEC’s EDGAR database commencing with the Company’s Form 20F annual report and audited financial statements for the fiscal year ended July 31, 2004. See website www.sec.gov/edgar/searchedgar/webusers.htm. Prior to that event the Company filed with the US-SEC in paper form. All Company filings made to US-SEC during the past fiscal year and during the Past Quarter and up to the date of this filing are incorporated herein by this reference.

---o0o---

Form 52-109F2 Certification of Interim Filings

I Richard L. McAdoo, President and Chief Executive Officer of Continental Energy Corporation, certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Continental Energy Corporation, (the issuer) for the interim period ending September 30, 2007;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.

The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

5.

I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date: November 2, 2007

 (signed) ”Richard L. McAdoo”
Name: Richard L. McAdoo
Title: President and Chief Executive Officer

Form 52-109F2 Certification of Interim Filings

I James D. Eger, Chief Financial Officer of Continental Energy Corporation, certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Continental Energy Corporation, (the issuer) for the interim period ending September 30, 2007;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.

The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

5.

I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date: November 2, 2007

(signed) ”James D. Eger”
Name: James D. Eger
Title: Chief Financial Officer

PRESS RELEASE
Email:	INFO@CONTINENTALENERGY.COM
Web:	WWW.CONTINENTALENERGY.COM
Symbol: OTC-BB: CPPXF

Source: Continental Energy Corporation

Continental Energy Updates Bengara-II Drilling Progress

DALLAS – November 6, 2007 - Continental Energy Corporation (OTCBB: CPPXF) today updated progress of the drilling activity currently being conducted by its 18% owned Indonesian subsidiary Continental-GeoPetro (Bengara-II) Ltd. in the Bengara-II block East Kalimantan, Indonesia.

The Seberaba-1 was originally planned to reach a total depth of 4,000m. Drilling of the Seberaba-1 terminated at a depth of 2,914m in the third of three sidetracks made from the original wellbore. Each of the 3 sidetracks was made necessary by stuck drill pipe resulting in 3 sections of drill string or “fish” being lost in the original hole and the first two sidetracks. A 7” liner was set at TD of 2,914m in the third sidetrack and a drill stem testing program commenced.

Testing activity of the Seberaba-1 has been suspended. Approximately 150 barrels of crude oil has been recovered by swabbing. Flow test and pressure build up tests to date have proved inconclusive due to apparent formation damage. Analysis of core samples has indicated that a certain type of naturally occurring clay mineral in the reservoir intervals is sensitive to both pH and salinity changes in the fluids used during drilling. These clays expand when subjected to filtrate from fresh water based drilling fluids and occlude or choke off permeability in the reservoir near the wellbore hampering flow.

The Seberaba-1 wellbore has been suspended and preserved for possible re-entry and deviation away from the damaged reservoir interval. In such case the well would be re-drilled with a different drilling mud and testing fluid program to avoid damage to the target reservoir intervals. A decision to deviate and re-drill Seberaba-1 will be made at some time next year once other drilling results on nearby wells are complete.

Drilling activity on the Seberaba-3 well continues below a 9-5/8” casing shoe set at 1,101m. Currently an attempt is being made to sidetrack the Seberaba-3 after stuck drill pipe resulted in an 800m long fish being lost in the original hole before logs could be obtained. A cement plug has been set on top of the fish and preparations are being made to sidetrack the well and re-drill the lost hole from a depth of 1,600m. The Seberaba-3 is planned to a total depth of 2,800m to test possible reservoir zones below 2,400m.

Drilling activity on the Seberaba-4 has been terminated after logs were run and a 7” liner set at 2,572m. Seberaba-4 failed to encounter an expected reservoir sand expected at 2,450m probably because the wellbore penetrated a normal fault and the expected reservoir interval was faulted out. The Seberaba-4 wellbore has been suspended and preserved for possible re-entry and deviation away from the fault at some time next year once other drilling results on nearby wells are complete.

Drilling of the Punga-1 well continues below 1,700m to a planned total depth of 2,800 meters. No objective formations have been encountered yet.

About Continental Energy Corporation:
Continental Energy Corporation is a small oil and gas exploration company, focused entirely on making a major oil or gas discovery in Indonesia. For further information, please visit our web site at www.continentalenergy.com.

No securities regulatory authority has either approved or disapproved the contents of this news release.
Certain matters discussed within this press release may be forward-looking statements within the meaning of the "Safe Harbor" provisions of the Private Securities Litigation Reform Act of 1995. Although Continental believes the expectations reflected in such forward-looking statements including reserves estimates, production forecasts, feasibility reports and economic evaluations are based on reasonable expectations and assumptions, it can give no assurance that its expectations will be attained. Factors that could cause actual results to differ materially from expectations include financial performance, oil and gas prices, drilling program results, regulatory changes, political risk, terrorism, changes in local or national economic conditions and other risks detailed from time to time in Continental's periodic filings with the US Securities Exchange Commission.
For more information please contact Jim Eger at 877-762-2366, Suite 1200, 14001 Dallas Parkway, Dallas, Texas, 75240

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INFO@CONTINENTALENERGY.COM
WWW.CONTINENTALENERGY.COM
OTC-BB: CPPXF

Source: Continental Energy Corporation

Continental Energy Forms Joint Venture Biofuels Company

DALLAS - November 13, 2007 - Continental Energy Corporation (OTCBB: CPPXF) today announced that it has cofounded a new, partially-owned, special purpose, joint venture subsidiary incorporated in Delaware named Continental Biofuels Corporation (“CBC”). The Company subscribed and purchased 1,000 shares of the 2,500 issued and fully paid share capital of CBC representing a 40% stake, and largest single shareholding, in CBC.

The remaining 60% stake in CBC is held by a cofounder group of five private investors led by Casimir Capital Group LLC of New York which includes two Directors of the Company, each of whom purchased a 10% stake. The Company’s CFO, Mr. James D. Eger has been appointed as the first President and CEO of CBC. During the short term the Company expects this management control to be relinquished and the Company’s shareholding stake in CBC to be diluted when new investors join CBC in anticipated private or public fundings.

The Company and its management have a long track record in oil and gas exploration in remote areas of Indonesia. This experience provides contacts, knowledge of local business practices, and long standing personal relationships with Indonesian and Malaysian palm oil plantation owners and local government plantation permit providers. As a result, the Company is in a unique position to act in the role of facilitator and strengthen CBC’s SE Asian operational capability and assist CBC to capitalize on palm oil plantation acquisition or development opportunities. At this time the Company does not intend to invest further working capital in CBC and expects its management role in CBC to be limited to a short term start up period. The Company views the investment in CBC as a broadening of its commercial asset base in keeping with its geographic focus on Asia, particularly Indonesia.

About Continental Energy Corporation:
Continental Energy Corporation is an international oil and gas exploration company, focused on making major oil or gas discoveries in Indonesia. For further information, please visit our web site at www.continentalenergy.com.

No securities regulatory authority has either approved or disapproved the contents of this news release.
Certain matters discussed within this press release may be forward-looking statements within the meaning of the "Safe Harbor" provisions of the Private Securities Litigation Reform Act of 1995. Although Continental believes the expectations reflected in such forward-looking statements including reserves estimates, production forecasts, feasibility reports and economic evaluations are based on reasonable expectations and assumptions, it can give no assurance that its expectations will be attained. Factors that could cause actual results to differ materially from expectations include financial performance, oil and gas prices, drilling program results, regulatory changes, political risk, terrorism, changes in local or national economic conditions and other risks detailed from time to time in Continental's periodic filings with the US Securities Exchange Commission.
For more information please contact Jim Eger at 877-762-2366, Suite 1200, 14001 Dallas Parkway, Dallas, Texas, 75240

PRESS RELEASE
Email:	INFO@CONTINENTALENERGY.COM
Web:	WWW.CONTINENTALENERGY.COM
Symbol: OTC-BB: CPPXF

Source: Continental Energy Corporation

Continental Energy Reports Q1 FY2008 Results

DALLAS – November 19, 2007 - Continental Energy Corporation (OTCBB: CPPXF) today announced that it had a loss of had a loss from operations during the three months ended September 30, 2007 of $678,530 compared to $535,380 in the three months ended September 30, 2006. The Company had a loss per share of $0.01 in 2007 compared to a loss per share of $0.01 in 2006.

As at September 30, 2007, the Company's consolidated financial statements reflect a working capital position of $4,329,577. This represents an increase in the working capital of $2,764,765 compared to the June 30, 2007 working capital of $1,564,812. The increase was mainly due to the private equity placement with Macquarie for $3,350,000 offset by the Company’s general and administrative expenditures during the period. The cash balance at September 30, 2007 was $4,437,157 compared to $1,514,279 as at June 30, 2007, an increase of $2,922,878. During the current period the Company generated $28,267 in interest income compared with $25,626 in the prior period.

The Company used $292,650 for operating activities during the three months ended September 30, 2007 compared with $519,413 in the three months ended September 30, 2006. The cash resources used for investing activities during the three months ended September 30, 2007 was $44,222 compared with a net recovery of $96,388 in the three months ended September 30, 2006. The Company’s property expenditures continue to be at a maintenance level until management decides to commence further exploration and development of its Indonesian properties. The prior year amount includes the proceeds from the sale of Bengara shares in the amount of $21,000. The cash resources provided by financing activities during the three months ended September 30, 2007 was $3,259,750 compared with $nil in the three months ended September 30, 2006.

During the three months ended September 30, 2007, the Company invested $18,960 in its Indonesian oil & gas properties. The Company also invested $25,262 in equipment purchases mainly relating to computer and computer software. During the three months ended a total of 5,265,000 new shares were issued pursuant to private placements for net proceeds to the Company of $3,259,750. During the three months ended June 30, 2007 there were no Stock Options or Warrants exercised.

General and administrative expenses decreased by $29,359 from $717,196 to $687,837 for the three months ended September 30, 2006 and 2007 respectively. The Company recorded stock-based compensation expense, relating to management and consulting contracts, of $200,128 for the three months ended September 30, 2007 compared to $118,941 in the three months ended September 30, 2006. During the prior period, the Company amended the terms of certain share purchase warrants outstanding. The Company recorded the fair value of the amended warrants as financing fees, being $112,723 for 2006. There were no warrants amended in the current period. Management fees increased by $150,764 from $91,571 to $242,335. The increase is due to the Company having to pay 100% of two management positions in the current period which were shared on a 60/40 basis with the Company’s joint venture partner in Bengara prior to the sale of 70% of the Company’s interest in Bengara. The Company also paid bonuses of $60,000 to two directors in recognition of valuable service to the Company. Rent decreased by $53,718 from $64,210 to $10,492. The decrease relates to lower costs in Jakarta. Travel decreased by $79,344 from $118,941 to $39,597. Investor relations expenses increased by $50,457 from $10,928 to $61,385.

About Continental Energy Corporation:
Continental Energy Corporation is an international oil and gas exploration company, focused on making major oil or gas discoveries in Indonesia. For further information, please visit our web site at www.continentalenergy.com.

No securities regulatory authority has either approved or disapproved the contents of this news release.
Certain matters discussed within this press release may be forward-looking statements within the meaning of the "Safe Harbor" provisions of the Private Securities Litigation Reform Act of 1995. Although Continental believes the expectations reflected in such forward-looking statements including reserves estimates, production forecasts, feasibility reports and economic evaluations are based on reasonable expectations and assumptions, it can give no assurance that its expectations will be attained. Factors that could cause actual results to differ materially from expectations include financial performance, oil and gas prices, drilling program results, regulatory changes, political risk, terrorism, changes in local or national economic conditions and other risks detailed from time to time in Continental's periodic filings with the US Securities Exchange Commission.
For more information please contact Jim Eger at 877-762-2366, Suite 1200, 14001 Dallas Parkway, Dallas, Texas, 75240